Himalaya Shipping Ltd. (HSHP) – Commercial Update and Key Information Relating to the Cash Distribution for September 2024

Hamilton, Bermuda, October 8, 2024

Commercial update:

In September 2024, Himalaya Shipping Ltd. (“Himalaya,” or the “Company”) achieved average time charter equivalent (“TCE”) earnings of approximately US$39,500 per day, gross1, including average daily scrubber and LNG benefits on eleven vessels of approximately US$1,900 per day. The Company’s five vessels trading on fixed time charters earned approximately US$37,900 per day, gross, including average daily scrubber and LNG benefits on four vessels. The Company’s seven vessels trading on index-linked time charters earned approximately US$40,600 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged US$27,410 during September 2024.

The Company has agreed to convert the Mount Etna back to index-linked rates from October 1, 2024. The agreed conversion rate is US$38,780 from the original conversion rate of US$40,810. The difference between these rates will be added to the Baltic 5TC Capesize Index in addition to the premium under the existing time charter agreement until December 31, 2024. The vessel will continue to earn scrubber premium according to the terms of its existing time charter agreement.

Following this, the Company will have 11 vessels trading on index-linked time charters.

Cash distribution:

The Board has approved a cash distribution of US$0.10 per share for September 2024. The distribution will be made from the Company's Contributed Surplus account.

Note to shareholders registered in Euronext VPS, the Norwegian Central Security Depository:

Due to implementation of the Central Securities Depository Regulation (CSDR) in Norway, please note the information regarding the payment date for the shares registered in Euronext VPS below.

Key information:

Distribution amount: US$0.10 per share

Declared currency: US$. Distributions payable to shares registered with Euronext VPS will be paid out in NOK with fixing date on October 31, 2024.

Date of approval: October 7, 2024

Record date: October 18, 2024

Payment date: On or about October 31, 2024.

1 Average TCE earnings is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. Average TCE earnings, gross, when used by the Company, means time charter revenues and voyage charter revenues adding back address commission, and divided by fleet operational days. Our management believes average TCE earnings can provide additional meaningful information for investors to analyze our fleets’ daily income performance. Our calculation of such figure may not be comparable to that reported by other companies. Please see Appendix A for reconciliation of this measure to the nearest U.S. GAAP measure.

Due to the shortening of the Settlement Cycle in the US markets, the following dates apply to shares traded in the New York Stock Exchange:

Last day including right: October 17, 2024

Ex-date: October 18, 2024

The following dates apply to shares traded on Euronext:

Last day including right: October 16, 2024

Ex-date: October 17, 2024

Due to the implementation of CSDR in Norway, distributions payable on shares registered with Euronext VPS is expected to be distributed to Euronext VPS shareholders on or about November 5, 2024.

This information is published in accordance with the requirements of the Continuing Obligations.

For further queries, please contact:
Herman Billung, Contracted CEO
Telephone +47 918 31 590

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

Appendix A – Reconciliation of Non-U.S. GAAP Measures

Time Charter Equivalent (‘TCE”) Earnings, gross

The following table sets forth a reconciliation of time charter revenues to the average TCE earnings, gross (unaudited) for the period presented:

(in millions of U.S. dollars except per day data)	For the one-month period ended
September 30, 2024
Time charter revenues	$13.7
Address commission	$0.5
Operating revenues, gross	$14.2

Fleet operational days	360
Average TCE Earnings, gross	$39,500